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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 65708

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANWICH ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE DOCK STREET
(No. and Street)

STAMFORD — CT — 06902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY COHAN 203-406-1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOUSMAN, BLOCH & ELEZOVIC, LLP
(Name – *if individual, state last, first, middle name*)

399 KNOLLWOOD ROAD, SUITE 311, WHITE PLAINS NY 10603
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M 3/8

OATH OR AFFIRMATION

I, Timothy Cohan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stanwich Advisors, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

MEMBER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANWICH ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

HOUSMAN, BLOCH & ELEZOVIC, LLP
Certified Public Accountants

399 KNOLLWOOD ROAD, SUITE 311
WHITE PLAINS, NEW YORK 10603-1900
(914) 997-5180
FACSIMILE (914) 997-5183

60 EAST 42ND STREET, 46TH FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212)697-0877

INDEPENDENT AUDITORS' REPORT

To the Members,
Stanwich Advisors, LLC
Stamford, CT 06902

We have audited the accompanying balance sheet of Stanwich Advisors, LLC, at December 31, 2011 This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Stanwich Advisors, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Housman Bloch & Elezovic LLP

Housman Bloch & Elezovic LLP

New York, New York
February 15, 2012

STANWICH ADVISORS, LLC
Balance Sheet
December 31, 2011

ASSETS

Cash	$ 297,123
Placement fees receivable	14,799,356
Other receivables	89,125
Prepaid expenses	18,181
Property and Equipment - net of accumulated depreciation (Note 2)	210,480
Security deposits	5,017
Total Assets	$ 15,419,282

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts and accrued expenses payable	$ 1,023,138
Commitments and Contingencies (Note 4)	
MEMBERS' EQUITY	14,396,144
Total Liabilities and Members' Equity	$ 15,419,282

See the accompanying notes to the financial statements.

STANWICH ADVISORS, LLC
Notes to the Statement of Financial Condition
December 31, 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Stanwich Advisors, LLC (the "Company") was formed on October 25, 2002 as a limited liability company under the laws of the State of Connecticut. The Company provides consulting, advisory and capital raising services to alternative investment asset managers.

The Company is a registered broker dealer with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1933 and is a member of the Financial Industry Regulatory Authority ("FINRA").

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Expenditures, for property and equipment are capitalized and depreciated over their service lives. Maintenance, repairs and minor renewals are expensed as incurred. When capitalized assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for that period.

Income Taxes
Under provisions of the Internal Revenue Code, limited liability companies that are treated as partnerships are not subjected to income taxes, and any income or loss realized is taxed to the individual members. Accordingly, no provisions for federal income taxes appear on the financial statements. Under Connecticut Tax Code, a Connecticut limited liability company is subject to an annual minimum fee paid by April 30th. Other than the minimum fee, Connecticut also taxes income and loss at the individual member level.

Cash and Cash Equivalents
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2011 the Company maintained cash accounts that were not in excess of funds covered by insurance.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Risk
Substantially all of the Company's business activities are located within the tri-state metropolitan area. Management has made provisions for backup systems to safeguard company data.

15C-3 Exemption
The Company claims exemption from the requirements of Rule 15c-3 under section K2(i) of the rule.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Fair Value of Instruments
The Company's financial instruments are cash, placement fees receivable, and accounts payable. The recorded value of the cash, placement fees receivable and accounts payable approximate their fair values based on their short-term nature.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2011 is comprised of the following:

Office furniture and equipment	$ 165,787
Leasehold improvements	248,820
	414,607
Less: Accumulated Depreciation	204,127
Net Fixed Assets	$ 210,480

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1).

At December 31, 2011 the Company maintained net capital of $233,955 which was $228,955 in excess of its required net capital requirement of $5,000. At December 31, 2011 the Company's aggregated indebtedness to net capital ratio was .2699 to 1.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases office space at One Dock Street, Stamford, Connecticut 06902 pursuant to a five year lease dated March 12, 2008 with a commencement date of May 1, 2008. On March 17, 2011 the Company entered into a modification agreement with the landlord adding an additional office and extending the lease through March 31, 2016.

Additionally, the Company must pay a proportional share of annual increases for real estate taxes, insurance, maintenance and other operating expenses. At December 31, 2011 the minimum future lease payments are as follows:

2012	$ 100,822
2013	104,276
2014	107,460
2015	110,644
2016	27,860
Total	$ 451,062

NOTE 4 – COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

Contingencies include the usual obligations of a broker dealer. The Company does not maintain any customer accounts. At December 31, 2011 there were no unusual contingencies.

NOTE 5 – SUBSEQUENT EVENTS

Management is not aware of any subsequent events occurring between December 31, 2011 and February 15, 2012, the date of issuance of these financial statements that would have a material effect on the financial statements as presented.